Exhibit 1

R.V.B. HOLDINGS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS
April 22, 2010

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of R.V.B. Holdings Ltd. (the "Company") will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, Israel, on Thursday, April 22, 2010 at 2:00 p.m. (Israel time) (the "Meeting") for the following purpose:

Electing Mr. Jonathan Regev for a three-year term as an external director.

Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope so as to be received not later than seventy two (72) hours before the Meeting.   You may revoke your proxy in the manner described in the accompanying Proxy Statement. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting.

By Order of the Board of Directors,

R.V.B. Holdings Ltd.
Aviv Tzidon, Chairman of the Board of Directors
March 8, 2010

PROXY STATEMENT
________________

R.V.B. Holdings Ltd.
c/o Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv, 67021
Israel
________________

EXTRAORDINARY  GENERAL MEETING OF SHAREHOLDERS

April 22, 2010

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of R.V.B. Holdings Ltd. (the "Company", "we", "our", "us",  and "RVB") for use at our extraordinary general meeting of shareholders to be held on Thursday, April 22, 2010, at 2:00 p.m. (Israel time), or at any adjournment thereof.  The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on March 15, 2010.

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about March 17, 2010.  We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies.

Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing “proxies” to vote on their behalf. Upon the receipt of a properly executed proxy in the form enclosed in this proxy statement, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposal or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposal set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.  We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) sending written notice to the Company of such revocation, or executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above (c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel, 67021, Attention: Adv. Orly Tsioni) at least 72 hours prior to the Meeting, or (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting.

Each ordinary share is entitled to one vote on the matter to be voted on at the Meeting. Subject to the terms of the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the "Companies Law"), two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of the Companies Law, the persons present shall constitute a quorum.

The approval of proposal 1 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) said majority includes at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total votes vast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in the Company.

This proxy statement provides you with detailed information about the matter on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the “SEC”). We encourage you to read the entire proxy statement carefully.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto sets forth certain information, as of March 8, 2010 regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), of our ordinary shares by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares, based on information reported. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. On such date 117,970,535 of our Ordinary Shares were issued and outstanding.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
CHUN Holdings Limited Partnership (3) 2 Koifman Street, Tel Aviv, 68012, c/o Textile House, Israel	58,142,608		49.29%
H.S.N General Managers Holdings LP 7 Berkowitz St. Tel Aviv Israel	20,000,000		16.95%
Polar Investments House Platinum House 21 Ha’arbah St. Tel Aviv 64731 Israel	6,252,207	(4)	5.30%
Bank Leumi Le-Israel B.M. 24-32 Yehuda Halevi St. Tel Aviv 63432 Israel	6,111,111		5.18%

(1)
Except as otherwise noted, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 8, 2010.

(2)
Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire these Ordinary Shares within 60 days of March 8, 2010 are treated as outstanding only for the purposes of determining the percent owned by such person or group.  The percentage of outstanding Ordinary Shares is based on 117,970,535 Ordinary Shares outstanding as of March 8, 2010.

(3)
Based on information reported by Chun LP in its Schedule 13D, dated  the general partner of Chun LP is Chun Holdings Ltd., a private Israeli company jointly held by Aviv Tzidon (50%), and Portal Marketing SA (50%).

(4)	Based on information reported, includes 3,181,807 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd.

The Israeli Companies Law requires Israeli public companies to appoint no less than two external directors to its board of directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

-	an employment relationship;

-	a business or professional relationship maintained on a regular basis;

-	control; and

-	service as an office holder.

        A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are as set forth in regulations promulgated under the Israel Companies Law (Companies Law Regulations (Conditions and Tests for Determining whether a Director has Expertise in Finance and Accounting and whether a Director is Professionally Qualified) – 2005 (the “External Director Qualification Regulations”)).

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

        The initial term of an external director is three years and may be extended for additional three-year periods. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

        The Company’s Board of Directors recommends to elect Mr. Jonathan Regev, to replace the office of Ms. Orit Stav, to serve for a period of three years.

Mr. Jonathan Regev worked as Head of Industrial Control and Economic Department of the Manufacturing Division of Tadiran Electrical Appliances Ltd. from 1992 - 1995. From 1995 and until 1997 he worked as the Controller and Director of Corporate Economics of the Strauss Group in Israel. Between 1998 and 2000 Mr. Regev worked as the Director of Corporate Treasury, Budget Control and CFO Deputy of Nilit Ltd. From 2000 until October 2004 Mr. Regev worked in Amdocs Management Limited in various positions including as COO and CFO of Amdocs' CRM Division.  From October 2004 until 2006 Mr. Regev served as the CFO of Oblicore Inc.  Since 2007 until today Mr. Regev has been serving as the Chief Executive Officer of Abnet Communications Ltd.  Mr. Regev holds a MA in Economics from the Technion – Technical Institute and a Bs. in Physics from Tel Aviv University.

        The Board of Directors has determined that Mr. Regev has the requisite “expertise in finance and accounting,” under the External Director Qualification Regulations.

If elected, Mr. Jonathan Regev will receive fixed remuneration, both annual fees and for participation in meetings of the Board of Directors and its committees, in an amount prescribed by Israeli law, which is the same remuneration we provide to Mrs. Alicia Rotbard, for her services as our external director.

The Board of Directors will present the following resolution at the Meeting:

"Resolved to elect Mr. Jonathan Regev as an External Director of the Company for a three year term."

 Approval of the above resolution requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) said majority includes at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total votes vast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in the Company.

        The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. Jonathan Regev as an external director of the Company for a three-year term.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1−800−SEC−0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.

By Order of the Board of Directors, R.V.B. Holdings Ltd. Aviv Tzidon, Chairman of the Board of Directors March 8, 2010